SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Asta Funding, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

0462220109

(CUSIP Number)

Gary Stern

210 Sylvan Avenue

Englewood Cliffs, New Jersey 07632

(201) 567-5648

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 700,049
Number of
Shares Beneficially	8.	Shared Voting Power 1,403,868 (1) (2)
Owned by
Each Reporting	9.	Sole Dispositive Power 700,049
Person With
	10.	Shared Dispositive Power 1,403,868 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,103,917 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.0% (1) (2)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 842,000 Shares held by Asta Group, Incorporated (“Asta Group”). The Reporting Person may be deemed to have shared voting and dispositive power over such Shares held by Asta Group because of his role as an officer, director and shareholder of Asta Group. The Reporting Person disclaims beneficial ownership of such Shares and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any such Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2)

The Reporting Person previously reported shared voting and dispositive power over 145,428 Shares held by Emily Stern, the Reporting Person’s adult child who shared his household, on Amendment No. 11 to the Reporting Person’s Schedule 13D. For purposes of this Schedule 13D, the Shares owned directly by Emily Stern are reported separately as Shares over which Emily Stern has sole voting and dispositive power. This difference in reported shared voting and dispositive beneficial ownership (a reduction to 1,403,868 from 1,549,296 Shares) represents such separate reporting by Emily Stern and not a reduction resulting from any sale or other disposition by the Reporting Person.

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ricky Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 1,968,882 (1)
Number of
Shares Beneficially	8.	Shared Voting Power 561,868
Owned by
Each Reporting	9.	Sole Dispositive Power 1,968,882 (1)
Person With
	10.	Shared Dispositive Power 561,868

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,530,750 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.2% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 871,500 Shares of Common Stock held by GMS Family Investors LLC.

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emily Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 145,428
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 145,428
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,428

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur Stern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 100,684
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 100,684
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,684

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GMS Family Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 871,500
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 871,500
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 871,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Asta Group, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 842,000
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 842,000
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ricky Stern Family 2012 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

	7.	Sole Voting Power 714,364
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 714,364
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 714,364

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ricky Stern 2012 GST Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power 318,590
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 318,590
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 318,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emily Stern Family 2012 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

	7.	Sole Voting Power 187,590
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 187,590
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emily Stern 2012 GST Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power 243,278
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 243,278
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 243,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Asta Finance Acquisition Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 0462220109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Asta Finance Acquisition Sub Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0
Number of
Shares Beneficially	8.	Shared Voting Power 0
Owned by
Each Reporting	9.	Sole Dispositive Power 0
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 0462220109

Explanatory Note:

Gary Stern (“Gary Stern”), Ricky Stern (“Ricky Stern”), Emily Stern (“Emily Stern”), Arthur Stern (“Arthur Stern”), GMS Family Investors LLC (“GMS”), Asta Group, Incorporated (“Asta Group”), the Ricky Stern Family 2012 Trust (the “RSFT”), the Ricky Stern 2012 GST Trust (the “RSGST”), the Emily Stern Family 2012 Trust (the “ESFT”), the Emily Stern 2012 GST Trust (the “ESGST,” and together with Gary Stern, Ricky Stern, Emily Stern, Arthur Stern, GMS, Asta Group, RSFT, ESFT, and RSGST, the “Stern Group”), Asta Finance Acquisition Inc. (“Parent”) and Asta Finance Acquisition Sub Inc. (“Merger Sub,” and together with Parent, the “Parent Parties”) (the Stern Group and the Parent Parties collectively, the “Reporting Persons”) are filing this Schedule 13D to report their respective beneficial ownership of shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Issuer”) as of the date hereof. Each Reporting Person is a party to that certain Joint Filing Agreement filed as an exhibit hereto. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. To the extent a Reporting Person has previously filed a Schedule 13D with the U.S. Securities and Exchange Commission (the “SEC”), this Schedule 13D constitutes an amendment to such Reporting Person’s Schedule 13D. Except for information specifically set forth herein, this Schedule 13D does not modify any of the information previously reported on any such Reporting Person’s Schedule 13D.

Item 1.	Security and Issuer.
This statement relates to the Shares of the Issuer. The Issuer’s principal executive offices are located at 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.
Item 2.	Identity and Background.

Reporting Persons

(a)     This statement is filed by:

    (i)      Gary Stern, as an officer, director and shareholder of Asta Group and with respect to the Shares directly and beneficially owned by him;

   (ii)       Ricky Stern, as an officer, director and shareholder of GMS and with respect to the Shares directly and beneficially owned by him;

  (iii)       Emily Stern, with respect to the Shares directly and beneficially owned by her;

  (iv)      Arthur Stern, with respect to the Shares directly and beneficially owned by him;

   (v)       GMS, a Delaware LLC, with respect to the Shares directly and beneficially owned by it;

  (vi)      Asta Group, a Delaware corporation, with respect to the Shares directly and beneficially owned by it;

 (vii)      RSFT, a New Jersey trust, with respect to the Shares directly and beneficially owned by it;

(viii)       RSGST, a New York trust, with respect to the Shares directly and beneficially owned by it;

  (ix)      EFST, a New Jersey trust, with respect to the Shares directly and beneficially owned by it;

   (x)       ESGST, a New York trust, with respect to the Shares directly and beneficially owned by it;

  (xi)      Parent, a Delaware corporation; and

 (xii)      Merger Sub, a Delaware corporation.

(b)     The address of the principal office of each of the Reporting Persons is 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

(c)     The principal business or occupation of the Reporting Persons are as follows:

    (i)      The principal occupation of Gary Stern is the Chief Executive Officer of the Issuer.

   (ii)      The principal occupation of Ricky Stern is serving as Senior Vice President of the Issuer and as President and CEO of GAR Disability Advocates, a subsidiary of the Issuer, with a principal address of 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

  (iii)      The principal occupation of Emily Stern is student.

  (iv)      Arthur Stern is retired.

   (v)      The principal business of GMS is the investment of securities.

  (vi)      The principal business of Asta Group is the investment of securities.

 (vii)      The principal business of RSFT is as a trust for the benefit of Ricky Stern.

(viii)      The principal business of RSGST is as a trust for the benefit of Ricky Stern.

  (ix)      The principal business of ESFT is a trust for the benefit of Emily Stern.

   (x)      The principal business of ESGST is a trust for the benefit of Emily Stern.

  (xi)      The principal business of Parent is a holding company formed for the purpose of the transactions described in Item 4.

 (xii)      The principal business of Merger Sub is to enter into the transactions described in Item 4.

(d)     No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Each of Gary Stern, Ricky Stern, Emily Stern and Arthur Stern is a citizen of the United States.

Other Officers and Directors

Tzvi Marburger and Aviva Marburger are directors and officers of Asta Group and are not Reporting Persons pursuant to this Schedule 13D. Gary Stern, Mr. Marburger, and Ms. Marburger constitute all of the directors and officers of Asta Group.

Tzvi Marburger

Mr. Marburger serves as Secretary and director of Asta Group. Mr. Marburger’s address is c/o Asta Group, Incorporated, 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632 and his principal occupation is student. Mr. Marburger has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marburger is a citizen of the United States of America.

Aviva Marburger

Ms. Marburger serves as Treasurer and director of Asta Group. Ms. Marburger’s address is c/o Bais Yaakov Ayeles Hashachar, P.O. Box 416, Tallman, New York 10982 and her principal occupation is school principal. Ms. Marburger has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Marburger is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Reporting Persons

Gary Stern

The sources and amounts of funds or other consideration used to acquire the Shares beneficially owned by Gary Stern are as previously reported on Gary Stern’s Schedule 13D and the Amendments thereto.

Ricky Stern

The sources and amounts of funds or other consideration used to acquire the Shares beneficially owned by Ricky Stern are as previously reported on Ricky Stern’s Schedule 13D and the Amendments thereto.

Emily Stern

The Shares beneficially owned by Emily Stern were acquired by her through gifts from Gary Stern, her father.

Arthur Stern

The Shares beneficially owned by Arthur Stern were acquired with personal funds.

GMS

The sources and amounts of funds or other consideration used to acquire the Shares beneficially owned by GMS are as previously reported on GMS’s Schedule 13D and the Amendments thereto.

Asta Group

The sources and amounts of funds or other consideration used to acquire the Shares beneficially owned by Asta Group are as previously reported on Asta Group’s Schedule 13D and the Amendments thereto.

RSFT

The Shares beneficially owned by the RSFT were transferred to such trust by the merger of the Ricky Stern 2001 Trust. As of the date of such transfer, Judith Feder was the sole trustee of the Ricky Stern 2001 Trust.

RSGST

The Shares beneficially owned by the RSGST were contributed by (1) Arthur Stern, as Grantor, to the RSGST upon the formation thereof, (2) gift of Gary Stern to such Trust, (3) gift of Stern Family Investors LLC, a Delaware limited liability company, and (4) gift of Ms. Feder, as Trustee of the Stern Family 2000 Trust.

ESFT

The Shares beneficially owned by the ESFT were transferred to such trust by the merger of the Emily Stern 2001 Trust. As of the date of such transfer, Ms. Feder was the sole trustee of the Emily Stern 2001 Trust.

ESGST

The Shares beneficially owned by the ESGST were contributed by (1) Arthur Stern, as Grantor, to the ESGST upon the formation thereof, and (2) gift of Gary Stern to such trust.

Parent

Parent does not currently have beneficial ownership of any Shares. Parent is a party to the Debt Commitment Letter discussed in Item 4 below, and the proceeds of such Loan (as defined below) are intended to be used to fund the Merger as described in Item 4 hereof.

Merger Sub

Merger Sub does not currently have beneficial ownership of any Shares.

Bank Funds

The information with respect to the Debt Commitment Letter discussed in Item 4 below is incorporated by reference into this Item 3. The proceeds of the Loan (as defined below) are intended to be used to fund the Merger described in Item 4 hereof.

Other Officers and Directors

Tzvi Marburger

As a result of his serving as an officer, director and shareholder of Asta Group, Mr. Marburger may be deemed to have shared beneficial ownership of the 842,000 Shares held by Asta Group. Mr. Marburger disclaims beneficial ownership of such Shares.

Aviva Marburger

The 27,085 Shares held directly by Ms. Marburger were acquired by gift from Arthur Stern or with the proceeds derived from her personal funds. Additionally, as a result of her serving as an officer, director and shareholder of Asta Group, Ms. Marburger may be deemed to have shared beneficial ownership of the 842,000 Shares held by Asta Group. Ms. Marburger disclaims beneficial ownership with respect to all 842,000 Shares held by Asta Group.

Item 4.	Purpose of Transaction.

Item 4 is amended as to include the following for those Reporting Persons who have previously filed a Schedule 13D with the SEC:

The Reporting Persons may be deemed a group for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with respect to the Shares, and such group has beneficial ownership of 4,318,911 Shares, or approximately 63.3% of the Issuer’s outstanding Shares of common stock in the aggregate.

Agreement and Plan of Merger

As previously reported by the Issuer on a Current Report on Form 8-K filed on April 8, 2020 (the “Form 8-K”), the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Parent Parties, pursuant to which Merger Sub shall merge with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent (the “Merger”).

The board of directors of the Issuer (the “Board”), acting upon the unanimous recommendation of a special committee independent of the Issuer’s Board and formed for the purpose of evaluating the possible sale of the Issuer (the “Special Committee”), has unanimously approved the proposed Merger. The consummation of the Merger is subject to customary closing conditions, including the approval of the Merger Agreement by a majority of the Shares entitled to vote thereon, other than the Parent Parties and the Stern Group that have executed the Stern Group Commitment Letter, as described below and any other officers and directors of the Issuer and any other person having any equity interest in, or any right to acquire any equity interest in, Merger Sub or any person of which Merger Sub is a direct or indirect subsidiary. The Merger is expected to close during the Issuer’s third fiscal quarter of 2020.

Under the terms of the Merger Agreement, if the Merger is completed, holders of shares of the Shares that are outstanding immediately prior to the time of the consummation of the Merger (the “Effective Time”) shall be entitled to receive $11.47 in cash for each Share held by such stockholders (the “Merger Consideration”), and all such Shares shall be automatically canceled and retired and shall cease to exist. Such Merger Consideration shall not apply to each Share that is owned immediately prior to the Effective Time by (i) the Issuer (whether held in treasury or otherwise) or any direct or indirect wholly-owned subsidiary of the Issuer or (ii) any of the Parent Parties, including the Rollover Shares (as defined below) (collectively, the “Excluded Shares”). The Excluded Shares shall be automatically canceled and cease to exist as of the Effective Time. The Merger Consideration shall also not apply to holders of Common Stock who successfully exercise and perfect their appraisal rights under the Delaware General Corporation Law (the “DGCL”).

Except as otherwise agreed to in writing prior to the Effective Time of the Merger by Parent and a holder of any of the Issuer’s stock options with respect to any of such holder’s stock options, each of the Issuer’s stock options, whether vested or unvested and whether with an exercise price per share that is greater or less than, or equal to, $11.47, that is outstanding immediately prior to the Effective Time, will, as of the Effective Time, become fully vested and be canceled and converted into the right to receive an amount in cash from the Issuer as the surviving corporation equal to (a) the product of (i) the excess, if any, of $11.47 over the exercise price per share of the Shares subject to such stock option multiplied by (ii) the total number of Shares subject to such stock option, without interest, less (b) such amounts as are required to be withheld or deducted under applicable tax provisions.

The Merger Agreement contains customary representations and warranties of the Issuer and the Parent Parties and customary pre-closing covenants, including covenants requiring the Issuer (i) to use its commercially reasonable efforts to preserve in all material respects the Issuer’s business organization and maintain in all material respects existing relations and goodwill, (ii) to conduct its business in the ordinary course, and (iii) to refrain from taking certain actions. The Merger Agreement also includes customary provisions prohibiting any solicitation or negotiations by the Issuer of other possible acquisition transactions or any adverse change to the Board’s recommendation to approve the Merger.

The Merger Agreement contains customary termination rights and may be terminated by the mutual written consent of both the Issuer and the Parent prior to the Effective Time of the Merger, whether before or after stockholder approval has been obtained. In addition, the Merger Agreement may be terminated by the Issuer or Parent if: (i) the Merger has not been completed by on or before December 31, 2020 (the “Outside Date”); (ii) there is an injunction or similar order prohibiting the consummation of the Merger (A) by a governmental entity having jurisdiction over the business of the Issuer and its subsidiaries (other than a de minimis portion of such business) or (B) that, if not abided by, would potentially result in criminal liability; or (iii) the Merger Agreement has been submitted to the stockholders of the Issuer for adoption at a duly convened stockholders meeting and the requisite vote shall not have been obtained at such meeting, provided, that Parent shall not have the right to terminate the Merger Agreement if the failure to obtain the requisite vote is due to the failure of the Stern Group to vote the shares of Common Stock beneficially owned or controlled by the Stern Group pursuant to the terms and conditions of the Voting Agreement (as defined below).

Parent may terminate the Merger Agreement if (i) there is a breach, in any material respect, of any representation, warranty, covenant or agreement on the part of the Issuer which would result in a failure of certain conditions relating to the Issuer’s representations, warranties, covenants and agreements to be satisfied and which breach is incapable of being cured by the Outside Date, or is not cured within thirty days following delivery of written notice of such breach, so long as the Parent is not then in material breach of their representations, warranties, agreements or covenants contained in the Merger Agreement; (ii) the Board or the Special Committee does not include its recommendation to vote in favor of the proposal to adopt the Merger Agreement in the proxy statement or changes its recommendation; (iii) the Issuer enters into an alternative acquisition agreement; (iv) the Board or the Special Committee approves or recommends any alternative proposal or publicly proposes to take any of the previous actions; or (v) a tender or exchange offer constituting an alternative proposal has been commenced and the Issuer has not sent to its stockholders within ten business days a statement disclosing that the Board or the Special Committee recommends rejection of such tender or exchange offer; so long as Parent terminates the Merger Agreement within thirty calendar days of the occurrence listed in (ii) through (v) above.

The Issuer may terminate the Merger Agreement if (i) there is a breach, in any material respect, of any representation, warranty, covenant or agreement on the part of the Parent Parties which would result in a failure of certain conditions relating to the Parent Parties’ representations, warranties, covenants and agreements to be satisfied and which breach is incapable of being cured by the Outside Date, or is not cured within thirty days following delivery of written notice of such breach, provided that the Issuer is not then in material breach of its representations, warranties, agreements or covenants contained in the merger agreement; (ii) prior to the approval of the proposal to adopt the Merger Agreement by the Issuer’s stockholders, in order to enter into a definitive agreement with respect to a superior proposal, provided that substantially concurrently with such termination, the Issuer must enter into such definitive agreement and pay to Parent the termination fee as described below; or (iii) if all conditions to the Parent Parties’ obligation to consummate the Merger have been satisfied or irrevocably waived in writing by the Issuer and the Issuer stands ready, willing and able to close and the Parent Parties fail to consummate the Merger within three business days following the required closing date and the Issuer stood ready, willing and able to close during such three business days.

Under specified circumstances, the Issuer will be required to pay Parent a termination fee of $400,000. Parent will be required to pay the Issuer a termination fee of $500,000 under certain circumstances. The Issuer will be required to pay Parent (or one or more of its designees) the documented out-of-pocket expenses incurred by the Parent and its respective affiliates in connection with the Merger Agreement and the financing and the transactions contemplated thereby, up to a maximum amount of $250,000, if the Issuer or Parent has terminated the Merger Agreement because the meeting of the Issuer’s stockholders has concluded and the approval of the proposal to adopt the Merger Agreement by the required vote of the stockholders has not been obtained. Any such amount will be credited against any termination fee of the Issuer payable to the Parent.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the complete text of such document, a form of which is filed as Exhibit 2.1 to the Form 8-K and is incorporated herein by reference.

Form of Voting Agreement

In connection with entering into the Merger Agreement, the Stern Group has entered into a voting agreement with the Issuer (the “Voting Agreement”) as a condition and inducement to the willingness of the Issuer to enter into the Merger Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the complete text of such document, a form of which is filed as Exhibit 10.1 to the Form 8-K and is incorporated herein by reference.

Commitment Letters

In connection with entering into the Merger Agreement, the Stern Group has entered into a rollover commitment letter in favor of the Parent (the “Stern Group Commitment Letter”). Pursuant to the Stern Group Commitment Letter, the Stern Group has committed to transfer, contribute and deliver the Shares that they directly own (the “Rollover Shares”) to the Parent in exchange for common stock of the Parent. The foregoing summary of the Stern Group Commitment Letter is qualified in its entirety by reference to the complete text of such document, a form of which is filed as Exhibit 10.2 to the Form 8-K and is incorporated herein by reference.

In connection with the Merger Agreement, Parent entered into a Commitment Letter with Bank Leumi USA (“Bank Leumi”), dated April 3, 2020 (the “Debt Commitment Letter”). Pursuant to the Debt Commitment Letter, Bank Leumi has committed to provide a loan facility in the maximum principal amount of $35,000,000 to Parent for purposes of funding the Merger Consideration (the “Loan”).  The Loan is expected to have a floating interest rate based on 1-month LIBOR plus 150 basis points, but in any event, no less than 2.7% per annum, and will have an expected maturity date one month after the closing date of the Loan.  The Loan is intended to be secured by a valid first-priority perfected security interest in cash collateral and eligible securities of the Parent Parties and the Issuer. The final terms and conditions of the Loan are subject to the execution of a definitive loan agreement and related loan documents between the parties thereto. The foregoing summary of the Debt Commitment Letter is qualified in its entirety by reference to the complete text of such document, a form of which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Limited Guarantee

In connection with entering into the Merger Agreement, Gary Stern has executed and delivered a limited guarantee (the “Limited Guarantee”) in favor of the Issuer as a condition and inducement of the Issuer to enter into the Merger Agreement. Pursuant to the Limited Guarantee, Gary Stern is guaranteeing certain obligations of the Parent Parties in connection with the Merger Agreement. The foregoing summary of the Limited Guarantee is qualified in its entirety by reference to the complete text of such document, a form of which is filed as Exhibit 10.3 to the Form 8-K and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Reporting Persons

Item 5 is amended to include the following for those Reporting Persons who have previously filed a Schedule 13D with the SEC:

(a) – (b)  As of the close of business as of April 8, 2020, the following individuals had:

(i)     Gary Stern

1.      Sole power to vote or direct vote: 700,049

2.      Shared power to vote or direct vote: 1,403,868

3.      Sole power to dispose or direct the disposition: 700,049

4.      Shared power to dispose or direct the disposition: 1,403,868

The aggregate number of Shares that may be deemed to be beneficially owned by Gary Stern as of the date hereof is 2,103,917, which constituted 31.0% of Shares outstanding based on the Issuer’s most recently filed quarterly or annual report.

The Shares with respect to which Gary Stern may be deemed to have sole voting and dispositive power consist of (i) 490,049 Shares he owns directly and (ii) 210,000 Shares in stock options of the Issuer, such stock options being exercisable within 60 days.

The Shares with respect to which Gary Stern may be deemed to have shared voting and dispositive power consist of (i) 842,000 Shares held by Asta Group that may be attributed to the Reporting Person based on his position as an officer, stockholder and director of Asta Group (the Reporting Person disclaims beneficial ownership with respect to all 842,000 Shares held by Asta Group); (ii) 318,590 Shares held by the RSGST for which the Reporting Person is a co-trustee; and (iii) 243,278 Shares held by the ESGST Trust for which the Reporting Person is a co-trustee.

NOTE: Gary Stern previously reported shared voting and dispositive power over 145,428 Shares held by Emily Stern, his adult child who shared his household, on Amendment No. 11 to Gary Stern’s Schedule 13D. For purposes of this Schedule 13D, the Shares owned directly by Emily Stern are reported separately as Shares over which Emily Stern has sole voting and dispositive power. This difference in reported shared voting and dispositive beneficial ownership (a reduction to 1,403,868 from 1,549,296 Shares) represents such separate reporting by Emily Stern and not a reduction resulting from any sale or other disposition by Gary Stern.

  (ii)   Ricky Stern

1.      Sole power to vote or direct vote: 1,968,882

2.      Shared power to vote or direct vote: 561,868

3.      Sole power to dispose or direct the disposition: 1,968,882

4.      Shared power to dispose or direct the disposition: 561,868

The aggregate number of Shares that may be deemed to be beneficially owned by Ricky Stern as of the date hereof is 2,530,750, which constituted 38.2% of Shares outstanding based on the Issuer’s most recently filed quarterly or annual report.

The Shares with respect to which Ricky Stern may be deemed to have sole voting and dispositive power consist of (i) 145,428 Shares he owns directly; (ii) 50,000 Shares in stock options of the Issuer, such stock options being exercisable within 60 days; (iii) 871,500 Shares held by GMS; (iv) 714,364 Shares held by the RSFT for which he is the sole trustee; and (v) 187,590 Shares held by the ESFT for which he is the sole trustee.

The Shares with respect to which Ricky Stern may be deemed to have shared voting and dispositive power consist of (i) 318,590 Shares held by the RSGST for which he is a co-trustee and (ii) 243,278 Shares held by the ESGST for which he is a co-trustee.

 (iii)   Emily Stern

Emily Stern has sole voting and dispositive power with respect to the 145,428 Shares reported as being beneficially owned by her, which constituted 2.2% of Shares outstanding based on the Issuer’s most recently filed quarterly or annual report.

NOTE: Gary Stern previously reported shared voting and dispositive power over 145,428 Shares held by Emily Stern, his adult child who shared his household, on Amendment No. 11 to Gary Stern’s Schedule 13D. For purposes of this Schedule 13D, the Shares owned directly by Emily Stern are reported separately as Shares over which Emily Stern has sole voting and dispositive power. This difference in Gary Stern’s reported shared voting and dispositive beneficial ownership (a reduction to 1,403,868 from 1,549,296 Shares) represents such separate reporting by Emily Stern and not a reduction resulting from any sale or other disposition by Gary Stern.

     (iv)   Arthur Stern

Arthur Stern has sole voting and dispositive power with respect to the 100,684 Shares reported as being beneficially owned by him, which constituted 1.5% of Shares outstanding based on the Issuer’s most recently filed quarterly or annual report.

          (v)   GMS

GMS has sole voting and dispositive power with respect to the 871,500 Shares reported as being beneficially owned by it, which constituted 13.3% of Shares outstanding based on the Issuer’s most recently filed quarterly or annual report.

         (vi)   Asta Group

Asta Group has sole voting and dispositive power with respect to the 842,000 Shares reported as being beneficially owned by it, which constituted 12.8% of Shares outstanding based on the Issuer’s most recently filed quarterly or annual report.

       (vii)    RSFT

RSFT has sole voting and dispositive power with respect to the 714,364 Shares reported as being beneficially owned by it, which constituted 10.9% of Shares outstanding based on the Issuer’s most recently filed quarterly or annual report.

      (viii)    RSGST

RSGST has sole voting and dispositive power with respect to the 318,590 Shares reported as being beneficially owned by it, which constituted 4.9% of Shares outstanding based on the Issuer’s most recently filed quarterly or annual report.

        (ix)    ESFT

ESFT has sole voting and dispositive power with respect to the 187,590 Shares reported as being beneficially owned by it, which constituted 2.9% of Shares outstanding based on the Issuer’s most recently filed quarterly or annual report.

         (x)    ESGST

ESGST has sole voting and dispositive power with respect to the 243,278 Shares reported as being beneficially owned by it, which constituted 3.7% of Shares outstanding based on the Issuer’s most recently filed quarterly or annual report.

        (xi)    Parent

Parent does not have any beneficial ownership in any Shares.

       (xii)    Merger Sub

Merger Sub does not have any beneficial ownership in any Shares.

(c)   None of the Reporting Persons has effected any transactions in the Shares of the Issuer during the past sixty (60) days.

(d)   The respective beneficiaries of the RSFT, the RSGST, the ESFT and the ESGST have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the applicable Shares owned directly by such trusts.

Other Officers and Directors

Tzvi Marburger

Mr. Marburger may be deemed to have shared voting and dispositive power with respect to the 842,000 shares held by Asta Group based on his position as officer, director and stockholder of Asta Group. Mr. Marburger disclaims beneficial ownership with respect to all 842,000 Shares held by Asta Group.

Aviva Marburger

Ms. Marburger has sole voting and dispositive power with respect to 27,085 Shares held directly. Ms. Marburger may be deemed to have shared voting and dispositive power with respect to the 842,000 shares held by Asta Group based on her position as officer, director and stockholder of Asta Group. Ms. Marburger disclaims beneficial ownership with respect to all 842,000 Shares held by Asta Group.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 8, 2020, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information with respect to the Agreement and Plan of Merger, dated as of April 8, 2020, by and among Asta Finance Acquisition Inc., Asta Finance Acquisition Sub Inc. and Asta Funding, Inc.; the Form of Voting Agreement, dated April 8, 2020, between the Stern Group and Asta Funding, Inc.; the Stern Group Commitment Letter dated April 8, 2020; and the Form of Limited Guarantee dated April 8, 2020, all discussed in Item 4 above are incorporated by reference into this Item 6.

Item 7.	Exhibits.
Exhibit No.	Description

99.1	Joint Filing Agreement, dated April 8, 2020, by and among the Reporting Persons.
99.2	Debt Commitment Letter, dated April 3, 2020, by and between Bank Leumi USA and Parent.
99.3	Agreement and Plan of Merger, dated as of April 8, 2020, by and among Asta Finance Acquisition Inc., Asta Finance Acquisition Sub Inc. and Asta Funding, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K filed with the SEC on April 8, 2020).
99.4	Form of Voting Agreement, dated April 8, 2020, between the Stern Group and Asta Funding, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the SEC on April 8, 2020).
99.5	Stern Group Commitment Letter dated April 8, 2020 (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the SEC on April 8, 2020).
99.6	Form of Limited Guarantee dated April 8, 2020 (incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K filed with the SEC on April 8, 2020).

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2020

/s/ Gary Stern

Gary Stern

/s/ Ricky Stern

Ricky Stern

/s/ Emily Stern

Emily Stern

/s/ Arthur Stern

Arthur Stern

GMS Family Investors LLC

By: /s/ Ricky Stern

 Name: Ricky Stern

 Title: Manager

Asta Group, Incorporated

By: /s/ Gary Stern

 Name: Gary Stern

 Title: President

Ricky Stern Family 2012 Trust

By: /s/ Ricky Stern

 Name: Ricky Stern

 Title: Trustee

Ricky Stern 2012 GST Trust

By: /s/ Gary Stern

 Name: Gary Stern

 Title: Trustee

Emily Stern Family 2012 Trust

By: /s/ Ricky Stern

 Name: Ricky Stern

 Title: Trustee

Emily Stern 2012 GST Trust

By: /s/ Gary Stern

 Name: Gary Stern

 Title: Trustee

Asta Finance Acquisition Inc.

By: /s/ Gary Stern

 Name: Gary Stern

 Title: President

Asta Finance Acquisition Sub Inc.

By: /s/ Gary Stern

 Name: Gary Stern

 Title: President